Exhibit 12.1

Ratio of Earnings to Fixed Charges

	December 31,
	2013	2012	2011	2010	2009
	(in US$ millions)
Income before income taxes, equity results and minority results	602.4	613.9	247.8	408.1	320.8
Fixed charges:
Interest cost—capitalized	—	—	—	0.1	0.1
Interest cost—expensed	128.3	113.3	100.7	90.3	117.1
Rentals:
Land, equipment and computers	5.8	5.0	3.2	3.2	2.3
Total fixed charges	134.1	118.3	103.9	93.6	119.5
Amortization of capitalized interest	—	—	—	—	—
Less: Interest capitalized	—	—	—	(0.1)	(0.1)
Adjusted income before income taxes, equity results and minority results	736.5	732.2	351.7	501.6	440.2
Ratio of earnings to fixed charges	5.49	6.19	3.38	5.36	3.68